Exhibit 99.3

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Years ended July 31, 2010, 2009 and 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of Helix BioPharma Corp. (the “Company” or “Helix”) for the years ended July 31, 2010, 2009 and 2008 and the accompanying notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and depict values that are in Canadian currency unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, the Company’s focus on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b, its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its expected timing of filing its U.S. investigational new drug submission (“IND”) and European clinical trial application (“CTA”) for such trials, its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials, indications and therapeutic and market opportunities for the two drug candidates, the nature, design and timing of future clinical trials and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations; (iii) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses; and (iv) accounting policies for future application. Forward-looking statements can further be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intended”, “continues”, “opportunities”, “anticipated”, “2011”, “next”, “ongoing”, “pursue”, “to seek”, “objective”, “estimate”, “future”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material estimates or assumptions have been applied in making forward-looking statements in this MD&A, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions); the timely and successful completion of all activities referred to herein leading up to the Company’s planned IND and CTA filings for L-DOS47 and CTA filings for Topical Interferon Alpha-2b (low-grade cervical lesions), including without limitation, GMP manufacturing; the timely provision of services and supplies by third parties; future revenue and costs; and the receipt of required regulatory approvals, and necessary financing and strategic partner support.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including those referred to later in this MD&A under the heading “Risks and Uncertainties”, and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the SEC at www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

Risks and Uncertainties

An investment in our securities is speculative and involves a high degree of risk. Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported and forward-looking information may not necessarily be indicative of future operating results or of future financial position. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement or information. Accordingly, reported financial information and forward-looking statements and information should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results include, either wholly or in part, the following:

  the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;

  the possibility of dilution of current shareholders from future equity financings;

  the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

  uncertainty whether a CTA will be compiled or submitted for Topical Interferon Alpha-2b for Europe or an IND or a CTA will be compiled or submitted for L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake the proposed human testing;

  uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all, and the focus and resources the Company is placing on these two drug candidates, and in the case of Topical Interferon Alpha-2b for the AGW indication, uncertainty of the next steps, if applicable, based on the recently reported Phase II AGW trial results;

  intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

  risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;

  research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings for L-DOS47 and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;

  partnership/strategic alliance risks;

  Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;

  the risk that the Company’s supplier of interferon alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, or that the Company may not secure strategic partner support for its planned U.S. Phase II/III and European Phase III clinical trials, and that the Company may not be able to timely obtain alternative suppliers upon commercially viable terms or at all, any of which could have a material adverse effect on the drug’s further development and commercialization;

  the risk that the Company and its supplier of L-DOS47 may not enter into a new agreement for the manufacture and supply of further quantities of urease and L-DOS47 in a timely manner, upon commercially viable terms or at all, and the risk that the Company may not be able to obtain alternative suppliers in a timely manner, upon commercially viable terms or at all, any of which could have a material adverse effect on the drug’s further development and commercialization;

  the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

  the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 or Topical Interferon Alpha-2b and any other drug candidates which may arise out of them;

  uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L- DOS47 U.S. Phase I and Polish Phase I/II clinical studies will be approved, undertaken or completed as planned or at all or will achieve expected results;

  the risk that the Company’s expected timing of meeting certain objectives, including without limitation the filing of an IND and CTA for L-DOS47 and the filing of a CTA for Topical Interferon Alpha-2b, the completion of the ongoing pharmacokinetic study and other development activities, commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

  government regulation, including without limitation the need for regulatory approvals of the Company’s IND and CTA for L- DOS47 and a CTA for Topical Interferon Alpha-2b, and the continuing need for additional regulatory approvals for both the development and commercialization of products, none of which are assured;

  the need for future clinical trials, the occurrence and success of which cannot be assured, and the fact that results seen in earlier clinical trials may not be repeated in later trials;

  manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company’s drug candidate may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;

  the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations, including one distribution agreement set to expire in March 2011, which if not replaced by a new renegotiated contract, could have a material adverse effect on the Company’s product revenue;

  uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products, including its proposed products;

  uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

  product liability and insurance risks;

  the risk of lawsuits and other legal proceedings against the Company;

  the effect of competition;

  the risk of unknown side effects;

  the possibility that the Company will pursue additional development projects or other business opportunities;

  the need to attract and retain key personnel;

  the Company has limited sales, marketing and distribution experience;

  government regulation, including drug price regulation, and the need for regulatory approvals for both the development and profitable commercialization of products, which are not assured;

  risks associated with the fact that the FDA and any other regulatory agency that Helix has consulted are not bound by their pre- IND/scientific advice meetings, nor are any approvals given by one regulatory agency binding on another;

  rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

  risks associated with claims, or potential claims, of infringement of third party intellectual property and other proprietary rights;

  the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

  the impact on the Company’s finances resulting from shifts in foreign exchange rates;

  the risk of litigation which could be time consuming, expensive and which the Company might lose;

  the risk that the Company may be called upon the indemnify its directors and officers pursuant to indemnity agreements entered into with them;

  the fact that the price and trading volumes of shares of biotechnology companies such as the Company are generally, and for the Company, have been and are likely to be, volatile;

and other risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company focused on cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™1, Orthovisc®1 and Monovisc™1 and (ii) royalty payments from Helsinn-Birex Pharmaceuticals Ltd. (“Helsinn”) relating to its license of the Company’s Klean-Prep™ technology. The Company commenced distribution of Monovisc™ in the first quarter of fiscal 2010.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. The Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 assuming regulatory approvals to do so are obtained, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Liquidity and Capital Resources below.

Discussed below is a summary of the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. Please see the Company’s recently filed fiscal 2010 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of these drug candidates. As both drug candidates are in the early stages of

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1 Klean-Prep® is a registered trademark in Canada of Helix BioPharma Corp. Orthovisc® and Monovisc™ are trademarks of Anika Therapeutics, Inc.

development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution or whether commercial production and distribution will occur at all.

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channeling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s contract manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded 9 patents internationally. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or chemoradiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47

L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

L-DOS47 is designed to act in a targeted manner, affecting NSCLC cells and predominantly those of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes a highly specialized camelid-derived single domain antibody, designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F. A patent application in respect of the antibody has been filed in Canada, the United States and other countries.

Helix continues to carry out its preparations for filing an IND with the U.S. Food and Drug Administration (“FDA”) for a U.S. Phase I clinical study, and a CTA with the Polish regulatory authorities for a parallel Phase I/II clinical study to be conducted in Poland. The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumors. The Polish Phase I/II study, by comparison, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with stage III/IV NSCLC. Both studies will be of an open-label design, providing for periodic updates on recruitment status through the course of the studies. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with common chemotherapy (i.e., vinorelbine with or without cisplatin) and common chemoradiation therapy (i.e., radiation therapy with or without cisplatin). These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of potential therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications, however, no such clinical testing is planned currently.

In anticipation of IND/CTA filing, Helix’s GMP clinical batch of L-DOS47 has completed initial quality testing and is continuing to undergo required stability testing. As announced in its news release dated October 12, 2010, Helix has also completed its definitive, GLP, rodent and primate, repeat-dose toxicology studies, which confirmed the good animal safety profile previously demonstrated in its preliminary non-GLP toxicology studies. As well, under the terms of pre-study agreements with contract research organizations and other study support providers Helix identified as candidate service providers to carry out the planned U.S. and Polish studies, the Company continues to develop the necessary clinical study designs and supportive documentation for its planned IND/CTA filings. The Company had most recently expected its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in the mid-to-late part of its first quarter of fiscal 2011. Due to the slight delay in completing its definitive GLP toxicology studies, Helix now expects these IND/CTA submissions to be made in its second, rather than its first, quarter of fiscal 2011. Achieving this timeline assumes the Company’s remaining activities described above prior to IND/CTA filing are completed successfully and in a timely fashion. Assuming IND/CTA approvals are obtained, the Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion. Regulatory approval or raising sufficient capital is not assured. Thereafter, while the Company does not have an estimated timeline for the completion of the two studies, based on its current planned schedule, which include estimates of patient availability and recruitment pace in the respective jurisdictions, it estimates that its U.S. Phase I study will have a duration of not less than 12 months and its Polish study a duration of not less than 18 months, followed by analysis and reporting of the trial results in each case.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections and is linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology. The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering Corporation (“Schering), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b approved development program. The Company may require additional interferon alpha-2b beyond this quantity, which will require Schering’s written approval. In 2009, Schering became a subsidiary of Merck & Co. Inc, following Merck’s merger with former parent company Schering-Plough Corporation. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)

Helix achieved positive results in 2007 from a Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Summary results of this study, some of which have been updated, are reported in the fiscal 2010 Form 20-F. Following this study, Helix conducted a Phase II pharmacokinetic study in women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. Results of the pharmacokinetic study were reported in Helix’s news releases of June 23, 2010 and October 21, 2010, and are also reported in the fiscal 2010 Form 20-F.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On October 19, 2010, Helix announced that it had filed its IND with the FDA for the planned U.S. Phase II/III trial, and provided further particulars of its proposed trial design in such announcement. Helix is continuing its activities toward filing its European Phase III trial CTA. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase IIII trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. If the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resources and strategic partner support. Regulatory approval, raising of sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support may also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials, and any estimates previously made by the Company respecting such timing or potential timing of marketing authorizations or applications are withdrawn.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))

Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-gential warts. The Company has completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. As announced in its news release of June 8, 2010, analysis of the primary study endpoint as well as the secondary efficacy endpoints showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company is considering the results of this trial in detail to determine its next steps forward for this indication, if applicable.

Topical Interferon Alpha-2b (other indications)

In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

Selected Annual Data

The following table depicts selected annual data for the fiscal years ended July 31:

	2010	2009	2008
Product revenue	$3,925,000	$3,244,000	$2,952,000
License fee and royalty revenue	$509,000	$597,000	$639,000
Interest income, net	$49,000	$339,000	$645,000
Research and development expense	$10,715,000	$10,322,000	$5,064,000
Operating, general and administration expense	$3,176,000	$3,917,000	$3,948,000
Stock-based compensation expense	$1,275,000	$1,023,000	$44,000
Foreign exchange gain / (loss)	$(564,000)	$(133,000)	$327,000
Net loss for the year	$(14,469,000)	$(14,102,000)	$(6,964,000)
Deficit, beginning of year	$(72,794,000)	$(58,692,000)	$(51,728,000)
Deficit, end of year	$(87,263,000)	$(72,794,000)	$(58,692,000)
Basic and diluted loss per common share	$(0.24)	$(0.27)	$(0.16)
Weighted average number of common shares	$59,123,321	$52,001,636	$42,469,362
Working capital	$13,387,000	$15,296,000	$19,166,000
Total assets	$18,114,000	$19,319,000	$21,666,000

Revenue

Revenue consists of:

  product revenue, including the distribution in Canada of Klean-Prep™, Orthovisc® and MonoviscTM ; and

  royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology.

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:

	2010	2009	2008
Product revenue	$3,925,000	$3,244,000	$2,952,000
License fee and royalty revenue	509,000	597,000	639,000
	$4,434,000	$3,841,000	$3,591,000
Percentage of product revenue generated by the top five customers	58%	65%	67%
Percentage of license fees and royalty revenues represented by Helsinn	100%	85%	84%

Product Revenue

The Company distributes the following products in Canada:

  Orthovisc® and MonoviscTM , treatments for osteoarthritis of the knee;

  Normacol® and Klean-Prep™, gastrointestinal products; and

  munovir™, an immune system modulating drug.

The Company has an exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® and Monovisc™ in Canada. This contract expires March 31, 2011, and the Company currently expects to renegotiate a new agreement. Failure to renegotiate a new agreement could have a material adverse effect on the Company’s product revenue.

In January 2010, the Company signed a four year renewal contract with Newport Pharmaceuticals for the exclusive distribution of Imunovir in Canada. Revenues from Imunovir have represented less than 10% of total product revenue in each of the last three fiscal years.

Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc™. In fiscal 2010, except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc® and Monovisc™. Monovisc™ was a new product launch for the Company in the 2010 fiscal year. During the fiscal years 2009 & 2008 respectively, there was moderate growth in product revenue.

For further information regarding the Company’s distribution operations, please see the Company’s recently filed fiscal 2010 Form 20-F at www.sedar.com and at www.sec.gov.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn pursuant to a license agreement granting Helsinn the right to sell Klean-Prep, and, in fiscal 2008, fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to the Company’s biochip technology. The Company’s license arrangement with Lumera Corporation provided for certain minimum royalty payments. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:

	2010	2009	2008
Canada:
Product revenue	$3,606,000	$3,057,000	$2,780,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	319,000	187,000	172,000
License fee and royalty revenue	–	89,000	101,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	509,000	508,000	538,000
	$4,434,000	$3,841,000	$3,591,000

License fee and royalty revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a US company. The preponderance of the Company’s capital assets are located in Canada.

Cost of Sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and Development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of the

Company’s L-DOS47 and Topical Interferon Alpha-2b drug product candidates. Expenditures vary based upon the various stages of completion during a particular period.

For L-DOS47, Helix has completed its definitive GLP, rodent and primate, repeat-dose toxicology studies with L-DOS47. It intends to use the findings from its GLP toxicology studies to complete the necessary protocol designs and other supportive documentation, as final steps in preparing its U.S. Phase I IND and its Polish Phase I/II CTA dossiers. As a result of some delays in completing its GLP toxicology studies, Helix now expects these IND/CTA submissions to be made in its second, rather than its first, quarter of fiscal 2011.

For Topical Interferon Alpha-2b, the Company has been working on two HPV-induced indications: low-grade cervical lesions and ano-genital warts (“AGW”). As it relates to the cervical indication, the Company plans to progress to large, randomized, vehicle-controlled double-blind studies, so as to evaluate the product in an expanded patient population. Helix has filed an IND with the FDA in the U.S. and continues to prepare a CTA for filing in Europe. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 500 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, the Company has completed a Phase II clinical trial for this indication, which showed that the drug candidate was well tolerated. The trial showed no statistically significant treatment effects between the treatment and the placebo groups. The Company is considering the results of this trial to determine its next steps. Currently, the Company is not allocating resources to this indication.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and Marketing

Sales and marketing expenses consist of sales related wages, commissions and marketing, advertising and promotion, regulatory fees and quality compliance associated with the Company’s product distribution business in Canada.

Amortization of Intangible and Capital Assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based Compensation

Stock-based compensation expense for fiscal 2009 and fiscal 2010 consists of the ongoing amortization of compensation costs of stock options granted on December 14, 2009 and December 17, 2008, over the course of their vesting period. The June 30, 2005 stock options were fully vested by the end of fiscal 2008.

Interest Income, Net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign Exchange Loss/Gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company’s integrated foreign operation in Europe which consist mainly of cash, denominated in Euros.

Impairment of Intangible Assets

Intangible assets are subject to an impairment test under Canadian GAAP. When the carrying amount of the intangible assets is greater than the fair value of the intangible asset, the excess is charged to the income statement as an impairment.

Income Taxes

All income taxes paid by the Company are attributable to the Company’s operations in Ireland.

Summary of Quarterly Results (Canadian GAAP)

The following tables summarize the Company’s unaudited quarterly consolidated financial information for the previous three fiscal years. This data has been derived from the unaudited interim consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

The following table summarizes revenues per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$1,020,000	$1,121,000	$1,114,000	$1,179,000	$4,434,000
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000	$3,841,000
Fiscal 2008	$885,000	$791,000	$1,018,000	$897,000	$3,591,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties.

Revenue during fiscal 2010 has remained stable over the quarters but has increased when compared to fiscal 2009 and 2008 as a result of the Company commencing the distribution of MonoviscTM in Canada in the first quarter of 2010.

Revenue during fiscal 2009 and 2008 has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-PrepTM in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

The majority of product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™, Orthovisc® and Monovisc™.

The following table summarizes net earnings (loss) per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$(3,473,000)	$(3,675,000)	$(4,200,000)	$(3,121,000)	$(14,469,000)
Fiscal 2009	$(2,321,000)	$(4,252,000)	$(4,134,000)	$(3,395,000)	$(14,102,000)
Fiscal 2008	$(1,644,000)	$(1,526,000)	$(1,139,000)	$(2,655,000)	$(6,964,000)

Losses over the last twelve fiscal quarters have been steadily increasing and mainly reflect higher research and development expenditures. In addition, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the US Securities and Exchange Commission (the “SEC”).

The following table summarizes quarterly net loss per share for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Fiscal 2009	$(0.05)	$(0.08)	$(0.08)	$(0.06)	$(0.27)
Fiscal 2008	$(0.05)	$(0.04)	$(0.03)	$(0.04)	$(0.16)

Year Ended July 31, 2010 vs. Year Ended July 31, 2009

Results from operations

The Company recorded a loss of $14,469,000 and $14,102,000, respectively, for the fiscal periods ended July 31, 2010 and 2009, for a loss per common share of $0.24 and $0.27, respectively.

The higher loss in fiscal 2010 mainly reflected higher research and development expenditures, stock-based compensation expense, lower interest income and a large foreign exchange loss which were offset by an investment tax credit.

Revenues

Total revenues in fiscal 2010 were $4,434,000 and represent an increase of $593,000 or 15.4% when compared to total revenues in fiscal 2009 of $3,841,000. Product revenue contributed to the increase in revenue in fiscal 2010 when compared to fiscal 2009 and was offset slightly by a decrease in license fees and royalties.

Product revenue

Product revenue in fiscal 2010 totalled $3,925,000 and represents an increase of $681,000 or 21.0% when compared to product revenue in fiscal 2009 of $3,244,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc® and Monovisc™. The Company commenced the distribution of Monovisc™ in the 2010 fiscal year.

License fees and royalties

License fees and royalties in fiscal 2010 totalled $509,000 and represent a decrease of $88,000 or 14.7% when compared to fiscal 2009. The decrease reflects the fiscal 2009 final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of a sub-license agreement.

Cost of sales

Cost of sales in fiscal 2010 and fiscal 2009 totalled $1,669,000 and $1,516,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2010 and fiscal 2009 were 42.5% and 46.7%, respectively. The decrease in cost of sales on a percentage basis was mainly the result of the Company commencing the distribution of Monovisc™ in Canada.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2010	2009
DOS47	$6,049,000	$4,389,000
Topical Interferon Alpha-2b	5,733,000	5,933,000
Research and development tax credits	(1,067,000)	–
	$10,715,000	$10,322,000

Research and development expenditures in fiscal 2010 totalled $10,715,000 and represent an increase of $393,000 or 3.8% when compared to fiscal 2009. L-DOS47 expenditures totalled $6,049,000 in fiscal 2010 and represent a 37.8% increase when compared to fiscal 2009. Topical Interferon Alpha-2b expenditures totalled $5,733,000 in fiscal 2010 and represent a 3.4% decrease when compared to fiscal 2009. In fiscal 2010 the Company received research and development tax credits of $229,000 (2009 – nil; 2008 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2010 of $838,000 (2009 – nil; 2008 – nil).

The increase in research and development expenditures associated with L-DOS47 are primarily related to higher collaborative scientific research expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.

Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs being in late stages of completion during fiscal 2010. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and European Phase III CTA filing for the low-grade cervical lesions indication.

Operating, general and administration

Operating, general and administration expenses in fiscal 2010 totalled $3,176,000 and represent a decrease of $741,000 or 18.9% when compared to fiscal 2009. The decrease in operating, general and administrative expenditures mainly reflects lower investor and media relations expenditures and associated marketing materials in fiscal 2010 coupled with higher expenditures in fiscal 2009 associated with consulting services which have since been terminated, SEC registration statement filings and the implementation of a new financial reporting system.

Sales and marketing

Sales and marketing expenses in fiscal 2010 totalled $1,125,000 and represent an increase of $156,000 or 16.1% when compared to fiscal 2009. The increase mainly reflects higher marketing and promotion activities and quality compliance expenditures associated with the product launch of Monovisc™ in Canada.

Amortization of intangible and capital Assets

Amortization of intangible assets in fiscal 2010 totalled $nil and represents a decrease of $12,000 when compared to fiscal 2009. The lower amortization expense of intangible assets was the result of a write-down of intangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2010 increased $155,000 when compared to fiscal 2009. The higher amortization expense of capital assets in fiscal 2010 is the result of higher capital acquisitions in recent periods.

Stock-based compensation

Stock-based compensation expense in fiscal 2010 totalled $1,275,000 and represents an increase of $252,000 when compared to fiscal 2009. The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 as well as 968,000 stock options granted on December 14, 2009 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest income, net

Interest income totalled $49,000 in 2010 and $339,000 in 2009. The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $564,000 in fiscal 2010 and $133,000 in fiscal 2009. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros. During fiscal 2010, the Euro materially depreciated against the Canadian dollar.

Impairment of intangible Assets

Impairment of intangible assets totaled $nil in fiscal 2010 and $98,000 in fiscal 2009. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income taxes

Income tax expenses totalled $46,000 in fiscal 2010 and $18,000 in fiscal 2009. Income taxes are mainly attributable to the Company’s operations in Ireland.

Year Ended July 31, 2009 vs. Year Ended July 31, 2008

Results from operations

The Company recorded a loss of $14,102,000 and $6,964,000, respectively, for the fiscal periods ended July 31, 2009 and 2008, for a loss per common share of $0.27 and $0.16, respectively.

The higher loss in fiscal 2009 mainly reflects higher research and development expenditures, stock-based compensation expense associated with stock options granted in the second quarter, lower interest income and a foreign exchange loss.

Revenues

Total revenues in fiscal 2009 were $3,841,000 and represent an increase of $250,000 or 7.0% when compared to total revenues in fiscal 2008 of $3,591,000. Product revenue contributed to the increase in revenue in fiscal 2009 when compared to fiscal 2008 and was offset slightly by a decrease in license fees and royalties.

Product revenue

Product revenue in fiscal 2009 totalled $3,244,000 and represents an increase of $292,000 or 9.9% when compared to product revenue in fiscal 2008 of $2,952,000. Product sales of Orthovisc® grew in fiscal 2009 while Klean-Prep™ revenue remained relatively stable.

License fees and royalties

License fees and royalties in fiscal 2009 totalled $597,000 and represent a decrease of $42,000 or 6.6% when compared to fiscal 2008. The decrease reflects lower Klean-Prep™ royalty revenue from Helsinn which was offset by the final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement.

Cost of sales

Cost of sales in fiscal 2009 and fiscal 2008 totalled $1,516,000 and $1,239,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2009 and fiscal 2008 were 46.7% and 42.0%, respectively. Cost of sales was also impacted by higher distribution costs. The increase in cost of sales on a percentage basis was mainly the result of lower average sales per units sold especially for Orthovisc®. Lower pricing was offered on Orthovisc® to assist in customer retention for a scheduled launch of a new, single injection product in the first quarter of fiscal 2010.

Research and development

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the fiscal years ended July 31:

	2009	2008
DOS47	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	5,933,000	2,188,000
Research and development tax credits	–	–
	$10,322,000	$5,064,000

Research and development expenditures in fiscal 2009 totalled $10,322,000 and represent an increase of $5,258,000 or 103.8% when compared to fiscal 2008. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 52.6% and 171.2%, respectively. The increase in research and development expenditures associated with L-DOS47 was primarily related to the scale-up manufacturing program and ongoing collaborative research initiatives in anticipation of furnishing product for future clinical testing. The increase in research and development expenditures associated with Topical Interferon Alpha-2b reflected the ongoing costs for the AGW Phase II clinical trial in Sweden and Germany in addition to scale-up manufacturing costs, preparatory work and start-up of the European Phase II pharmacokinetic study in patients with low-grade cervical lesions.

Operating, general and administration

Operating, general and administration expenses in fiscal 2009 totalled $3,917,000 and represent a decrease of $31,000 or 0.8% when compared to fiscal 2008. The operating, general and administration expenditures in fiscal 2009 included one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009. Other expenditures included in operating, general and administration expenditures are costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising initiatives. Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during fiscal 2009 and lower wages and benefits due to a one-time charge relating to the resignation of the Company’s previous Chairman, and executive bonuses paid, in fiscal 2008.

Sales and marketing

Sales and marketing expenses in fiscal 2009 totalled $969,000 and represent an increase of $160,000 or 19.8% when compared to fiscal 2008. The increase mainly reflects higher sales agent commission resulting from higher product revenues along with increased advertising and promotional expenditures.

Amortization of intangible and capital Assets

Amortization of intangible assets in fiscal 2009 totalled $12,000 and represents a decrease of $4,000 when compared to fiscal 2008. The lower amortization expense of intangible assets was the result of the write-down of in tangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2009 increased $20,000 when compared to fiscal 2008. The higher amortization expense of capital assets in fiscal 2009 is the result of higher capital acquisitions in the current fiscal year.

Stock-based compensation

Stock-based compensation expenses in fiscal 2009 totalled $1,023,000 and represent an increase of $979,000 when compared to fiscal 2008. The stock-based compensation expense in fiscal 2009 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vested 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest income, net

Interest income totalled $339,000 in 2009 and $645,000 in fiscal 2008. The decrease in interest income in fiscal 2009 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $133,000 in fiscal 2009 and a foreign exchange gain of $327,000 in fiscal 2008. Foreign exchange losses mainly reflect the lower Canadian dollar exchange rate relative to the U.S. dollar with the largest impact related to the second and third quarters of fiscal 2009. Also impacting the foreign exchange loss in the year is the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Impairment of intangible assets

Impairment of intangible assets totaled $98,000 in fiscal 2009 and $nil in fiscal 2008. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income Taxes

Income tax expenses totalled $18,000 in fiscal 2009 and $153,000 in fiscal 2008. Income taxes are attributable to the Company’s operations in Ireland.

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with Canadian GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Use of estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000; 2008 – $nil). The impairment charge in fiscal 2009 relates to intellectual property.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Recent Canadian Accounting Standards and Pronouncements

Recently adopted

Goodwill and other intangible assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Handbook Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Financial instruments - disclosures

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have a significant impact on the Company's consolidated financial statements.

Financial instruments – recognition and measurement (amendment to Section 3855)

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements. In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. The adoption of this change did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the period ending October 31, 2010 along with the opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other currently known Canadian GAAP to IFRS differences. Eight draft component evaluations have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes, property and equipment (including research and development costs); impairment of assets and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose new policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

In the period leading up to the changeover, we expect the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. We also expect the International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

The Company plans to have the conversion to IFRS completed as per the required timeline for the Company.

Business combinations, non-controlling interests and consolidated statements

In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Multiple deliverable revenue arrangements

In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

In fiscal 2008, the Company completed a private placement issuing 10,040,000 common shares at $1.68 per common share, for net proceeds of $14,614,000.

In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for net proceeds of $9,659,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011.

In fiscal 2010, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for net proceeds of $11,597,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until September 7, 2012.

Subsequent to the Company’s fiscal 2010 year-end, on August 6, 2010, the Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,500,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until August 5, 2013.

At July 31, 2010, 2009 and 2008, the Company had cash and cash equivalents totalling $13,125,000, $14,494,000 and $19,057,000, respectively. The $1,369,000 decrease in cash and cash equivalents in fiscal 2010 reflects a use of cash in operating activities of $12,193,000, which includes a net loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

At July 31, 2010, 2009 and 2008, the total number of common shares issued was 59,975,335, 53,175,335 and 46,375,335, respectively and the Company’s working capital was and $13,387,000, $15,296,000, and $19,166,000, respectively.

Based on the Company’s planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

Capital Expenditures

In fiscal 2011, the Company is planning to spend approximately $146,000 in capital expenditures, primarily on research and development equipment and computers. The Company is financing these expenditures from internal cash resources. There have been no divestures of capital assets.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:

	Amount	Type
Fiscal 2010	$ 607,000	Capital asset purchases
Fiscal 2009	$ 932,000	Capital asset purchases
Fiscal 2008	$ 266,000	Capital asset purchases

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company’s last three fiscal years have been $nil.

Financial Instruments

The Company has classified its financial instruments as follows:

	2010		2009
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial Assets:
Held for trading:
Cash and cash equivalents	$13,125	Level 1	$14,494	Level 1

Available-for-sale:
Investment	–	Level 1	56	Level 1
	13,125		14,550
Financial Liabilities:	–		–
Net financial assets	$13,125		$14,550

The fair values at July 31, 2010 and 2009, of cash and cash equivalents, accounts receivable, other receivables, investment, accounts payable and accrued liabilities equals their carrying value because of the near-term maturity of these instruments. See Quantitative and Qualitative Disclosures about Market Risk.

Related Party Transactions

The Company had the following related party transactions for the fiscal years ended July 31:

	2010	2009	2008
Legal fees to Cawkell Brodie Glaister LLP	$334	$287	$267
Contracted fill-finish services with Cangene bioPharma Inc.	$167	$156	$–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”). Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

Cash Flow

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:

	2010	2009	2008
Operating activities	(12,193)	(13,157)	(6,997)
Financing activities	11,947	9,659	14,614
Investing activities	(559)	(932)	(266)
Impact of foreign exchange on cash balances	(564)	(133)	327
Net increase (decrease) in cash and cash equivalents	(1,369)	(4,563)	7,678
Cash and cash equivalents, beginning of year	14,494	19,057	11,379
Cash and cash equivalents, end of year	13,125	14,494	19,057

Cash used in operating activities in fiscal 2010 includes a loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

Cash used in operating activities in fiscal 2009 includes a loss for the year of ($14,102,000) with significant adjustments in operating activities related to stock-based compensation of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; an intangible impairment charge to intellectual property of $98,000 and ($718,000) in changes to non-cash working capital.

Cash used in operating activities in fiscal 2008 includes a loss for the year of ($6,964,000) with significant adjustments in operating activities related to the amortization of capital assets of $254,000; foreign exchange gain of $327,000; and ($20,000) in changes to non-cash working capital.

Cash provided from financing activities in fiscal 2010, 2009 and 2008 is virtually all attributable to the Company completing various rounds of private placement financings except for $350,000 in fiscal 2010 which relates to proceeds from the exercise of stock options.

Cash used in investing activities in fiscal 2010, 2009 and 2008 is virtually all attributable to capital purchases made by the Company except for $48,000 in fiscal 2010 which represents the proceeds received from the sale of Orchid Cellmark shares.

As of July 31, 2010, the Company had $28,069,000 in tax loss carry-forwards which expire between fiscal 2013 and 2030. The only corporate taxes owed relate to the Company’s integrated foreign subsidiary in Ireland.

Research and Development, Patents and Licenses, etc.

The Company’s primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third-party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s current commitments into future periods:

						2016 and
	2011	2012	2013	2014	2015	beyond	Total
Royalty and in-licensing (1)	$10	$10	$10	$10	$10	$100	$150
Clinical research organizations (2)	754	–	–	–	–	–	754
Contract manufacturing organizations (3)	241	–	–	–	–	–	241
Collaborative research organizations (4)	609	104	–	–	–	–	713
Purchases of inventory (5)	726	–	–	–	–	–	726
Operating leases (6)	274	132	102	94	–	–	602
Consulting (7)	246	2	1	–	–	–	249
	$2,860	$248	$113	$104	$10	$100	$3,435

(1)	Represents future minimum royalties.
(2)

The Company has five separate clinical research organizations (“CRO”) supplier agreements, whereby the CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

(3)

The Company has two separate contract manufacturing organizations (“CMO”) supplier agreements related to the Company’s Topical Interferon Alpha-2b program: a CMO agreement to the manufacturing of clinical trial kits and a CMO agreement relating to the GMP scale-up manufacturing program. The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)

The Company has three collaborative research service agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

(5)	Orthovisc® purchase commitments. The Company has inventory purchase commitments of $726,000 with one supplier through to March 2011.
(6)	The Company owes $602,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has entered into a consulting services arrangement for both research and development consulting services of $249,000 through fiscal 2013.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavors not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 7 and 16 to the consolidated financial statements for the year ended July 31, 2010.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

Currency risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euros dollars from the licence of the Company’s Klean-PrepTM to Helsinn.

The Company has recently maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2010 and 2009 are as follows:

		2010			2009
	Euro	US	Pound	Euro	US	Pound
	Dollars	Dollars	Sterling	Dollars	Dollars	Sterling
Cash and cash equivalents	352	281	–	1,777	207	–
Accounts receivable	303	–	–	331	–	–
Investment	–	–	–	–	52	–
Accounts payable and accruals	(292)	(513)	(16)	(181)	(488)	(40)
Net foreign currencies	363	(232)	(16)	1,927	(229)	(40)

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following table illustrates the high, low and average exchange rates in fiscal 2010 and 2009 to convert Canadian dollars to one Euro dollar, one US dollar and one Pound Sterling:

		2010			2009
	Euro	US	Pound	Euro	US	Pound
	Dollars	Dollars	Sterling	Dollars	Dollars	Sterling
High	1.5799	1.0889	1.7969	1.6635	1.2633	1.9940
Average	1.4490	1.0494	1.6511	1.5907	1.1754	1.8497
Low	1.2685	1.0051	1.5254	1.5170	1.0547	1.7727

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:

	2010	2009
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$269	$216
31 to 60 days	123	70
61 to 90 days	52	4
Over 90 days	–	5
Trade accounts receivable	$444	$295
Royalty	42	63
Government related – HST and VAT	499	702
Research and development investment tax credits	379	–
Other	7	–
	$1,371	$1,060
Allowance for doubtful accounts – trade account	(6)	(7)
	$1,365	$1,053

The top five customers included in trade accounts receivable represent approximately 61% of the Company’s total trade accounts receivable as at July 31, 2010 and 85% at July 31, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:

		2010			2009
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$2,256	$2,256	$–	$2,133	$2,121	$12

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

Outstanding Share Data

As at October 20, 2010, the Company had outstanding 64,505,335 common shares; warrants to purchase up to 14,555,000 common shares; and incentive stock options to purchase up to 4,734,500 common shares.

Disclosure Controls and Procedures

The Management of our Company carried out an evaluation, as required by Canadian securities regulatory authorities and the United States Securities and Exchange Commission, with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered, such that the information relating to the Company and its consolidated subsidiaries required to be disclosed (i) is recorded, processed, summarized and reported within the time periods specified and (ii) is accumulated and communicated to the company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of July 31, 2010. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of July 31, 2010.

Changes in Internal Control over Financial Reporting

The Company’s management also carried out an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in the Company’s internal control over financial reporting. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that there were changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The hiring of a full-time Controller increased our personnel resources and technical accounting expertise within the accounting function and improved the segregation of duties within the Company. Management redesigned business processes to ensure appropriate segregation of duties and created a clear escalation line from Chief Financial Officer to Chief Executive Officer in case of complex accounting transactions.

Management will continue to review internal controls and procedures as the Company grows and, if appropriate, implement changes to its current internal control processes as the Company is committed to continuous improvement of our internal control environment and financial organization. As part of this commitment, management intends to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to taking further action and implementing additional improvements as necessary and as the Company grows.

Additional Information

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the fiscal year ended July 31, 2010, is available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Dated October 20, 2010